909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Correspondence	July 1, 2013

Re: Eco Building Products, Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2012
Filed June 12, 2013
Form 10-Q/A for the Quarterly Period Ended September 30, 2012
Filed June 19, 2013
Form 10-Q/A for the Quarterly Period Ended December 31, 2012
Filed February 27, 2013
File No. 0-53875
Registration Statements on Form S-8
Filed February 3, 2012 and June 15, 2012
Response dated June 12, 2013
File Nos. 333-179375 and 333-182135

To whom it may concern:

Please find below the answers to the recent comments as received on June 27, 2013.

Form 10-K/A for the Fiscal Year Ended June 30, 2012 filed June 12, 2013
General

1. We note the pending restatement of your Form 10-Q for the period ended December 31, 2012 which will address prior comment 14 of our letter dated March 27, 2012, and prior comments 12 and 13 of our letter dated May 16, 2013. We await the filing of your amended quarterly report for the period ended December 31, 2012.

Response:
The company is ready to file the restated 10-Q for period ended December 31, 2012 addressing the above comments however will hold off until the Company and the SEC are comfortable with the restated 10-K for period ended June 30, 2012 so that all the comments have been understood and agreed. We want to insure that if further changes to the restated 10-K do not affect the December restated 10-Q.  The Company will need no more than five business days from the clearance of all comments to file the December 31, 2012 restated 10-Q as we anticipate possible other restatements as well and our Edgar agent maybe be overwhelmed.

Legal Proceedings, page 10
Manhattan Resources Limited, page 11

2. We note your revised disclosure. As previously requested, please further revise this section to eliminate immaterial details. To the extent applicable, please disclose only the revised language in your response to comment 3 in our letter dated March 27, 2013.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Response: The below language was added to the disclosure on page 11 as this summarizes the relationship of the Company and MRL as of that point in time.

“ECO Building Products, Inc. (“ECO”) and Manhattan Resources Limited (“MRL”) entered into an Investment Agreement on or about February 14, 2011, wherein MRL agreed to purchase 81,000,000 shares of Common Stock and MRL agreed to pay ECO $5,000,000. Additionally, ECO and MRL executed a Revolving Credit and Warrant Purchase Agreement on or about February 14, 2011 wherein MRL loaned ECO $5,000,000. MRL claims that their percentage of ownership of shares has been diluted. MRL claims ECO is in default on the loan.”

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) - Restated, page 22

3. We read your response to comment 5 in our letter dated May 16, 2013 and note you restated your fiscal 2012 financial statements. Please address each item below and revise footnote 15 accordingly to provide more clarity with regard to the errors you disclose. We may have further comment.

Reconcile for us the decrease in stock compensation charge in the amount of $442,934 reflected in the line item entitled common stock issuance for services on the statements of cash flows to the increase of $10,100 included in the line entitled compensation and related expenses reported on the statements of operations.

Response:
We agree with SEC comments that the cancelation of 50.7 million shares should not be dated back to June 5, 2012 instead it needs to be cancelled at the time we notify the Transfer Agent which is April 23, 2013. Per Board minutes, the Company did not intent to issue entire 100% shares to the employees or officers; however, the transfer agent made the mistake by issuing the additional 50.7 million shares on June 5, 2012.  The Company deemed that the 50.7 million shares should be considered as treasury stock at cost method due to the intention of the Company and Transfer agent error and the proposed adjustment for the 50.7 million shares is:

Dr.  Treasury stock (50.7 million *$0.001)  $50,700

Cr.   Common stock                                       $50,700

In accordance with ASC 505-30-30-8, there are 3 methods to recognize treasury cost and we use the cost method to calculate the treasury stock.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Provide to us your accounting analysis with regard to the cancelation of the common shares issued in error by your transfer agent including the accounting literature supporting your accounting treatment. Refer to FASB ASC 718-20-35-9.

Response:

According to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718-20-35-9, “a cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant of) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be recognized at the cancellation date.

We determine that the cancelation of the 50.7 million shares should be cancelled on April 23, 2013 instead of retroactively recording the transactions on June 5, 2012.  Since the Board did not want to issue the entire 100% of shares to the employees but the Transfer Agent made the mistake by issuing the entire 100% shares to the employees or officers, the Company consider the 75% additional shares issuance as treasury stock and record the transaction as:

Dr.  Treasury stock (50.7 million *$0.001)   $50,700

Cr.   Common stock                                        $50,700

Tell us why you did not reflect the issuance and cancelation of the shares separately on the statements of consolidated statements of changes in stockholders’ equity and your basis for reflecting the fiscal 2013 cancelation of shares in fiscal 2012.

Response:
We consider the cancellation of 50.7 million shares should not be recognized on June 5, 2012.  We will show the entire 74.8 million shares as of June 5, 2012, and show the 50.7 million cancelation of shares as of April 23, 2013.

We note a $756,442 increase to interest expense for the restated fiscal 2012 statement of operations with no explanation provided for the increase in footnote 15. Please disclose the reason for the change.

Response:
The $756,442 represents the 9-month amortization fee for MRL Prepaid loan fee.  The $756,442 originally should be recorded as an interest expense on the Consolidated Statements of Operations as of June 30, 2012 that was filed on October 15, 2012.  However, the printer did not change the interest expense to $1,183,885 and only left the $424,840 interest expense on the Consolidated Statements of Operations.

Lastly, explain to us the $142,500 adjustment related to the proceeds from the issuance of common stock in footnote 15, and why the adjustment increased your cash flows from financing activities. In this regard, advise us if actual incremental cash proceeds were received for the issuance of stock.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Response:
The Company offered discount to the investors to purchase its shares.  We believe that we should not account for the shares based on the fair value of the issuance date.  The value should be based on the cash that the Company received from the investors.  Since the Company received $889,500 from the investors, the $142,500 should not be adjusted to the proceeds from the issuance of common stocks.

Noncash Investing and Financing Activities, page 24

4. Please revise your disclosure regarding common stock issued to officers and employees during 2012 to ensure consistency throughout your filing. In this regard, we note that the number of shares issued to officers and employees on page 24 does not appear to reconcile with the number disclosed in the Consolidated Statement of Changes in Stockholders’ Equity on page 22. For example, on page 24 you disclose that 5,600,000 shares of common stock were issued to employees, but on page 22 you disclose that 3,200,000 shares were issued.

Response:
As stated above, the Company would not retroactively reverse the 50.7 million shares on June 5, 2012 instead the 50.7 million shares cancelation would happen on April 23, 2013.  The actual common stocks granted to the employees should be 12.8 million shares not 3.2 million shares or 5.6 million shares respectivly.

Notes to the Financial Statements, page 26 , 14. Subsequent Events, page 50

5. We note on June 5, 2013 the President and CEO determined that the stock issuance approved by the Board on January 5, 2012 shall be cancelled effective immediately. You further disclose that the share certificates issued were never presented, promised or distributed to the employees. Please advise us of the following:

if the share certificates were presented to the officers.

Response: No share certificate was presented to the officers.

what consideration was given to FASB ASC 718-20-35 regarding the 16,900,000 vested shares issued for compensation.

Response:
Since we agreed to the issuance of 74.8 million shares on June 5, 2012 and the cancelation of the 50.7 million shares would not be retroactively stated until April 23, 2013, therefore the 16.9 million shares are considered as part of the 74.8 million shares issuance on June 5, 2012.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

6. We note on May 15, 2013 that certain shareholders loaned shares of common stock that were retired into treasury in order to facilitate pressing business matters and that the Company will reissue shares to these shareholders at a future date to be determined. Please tell us how you will account for the loan of these shares that were retired with a commitment to reissue at a later date and the accounting literature supporting your treatment.

Response:
The accounting for the loan of these shares that were retired with a commitment to reissue at a later date is as follow:

Original AJE at the date when the officers gave the shares to the Company as:

Dr. Treasury stock (fair value at the date of giving back to the Company)

Cr.   Related party loan payable

We consider this is a treasury cost under ASC 50-30-30-8 as the Company retires the shares from the market for future use.  Since the Company did not have enough shares to issue to the investors, the Company retired the shares given to the officers for future use, we consider these shares as treasury stock.

7. We note your disclosure on page 51 that on February 6, 2013 you issued 2,000,000 shares of non-restricted stock. However, you state in the following sentence that you “removed the restriction on the trading.” Please revise your disclosure to ensure consistency throughout the filing.

Response:  The verbiage will be amended as follows;

Original Language;
On February 6, 2013, Eco issued 2,000,000 shares of non-restricted stocks with $0.05/share for investment agreement dated and funded on July 9, 2012. On the same date, Eco removed the restriction on trading on a total of 2,000,000 common stocks issued to Alpha Capital Analyst for a debt conversion which last for six months.

Updated Language;
On February 6, 2013, 2,000,000 shares of non-restricted common stock were issued to Alpha Capital Anstalt with a value of $0.05/share for an investment agreement dated and funded on July 9, 2012.

8. We note your revised disclosure on page 51 regarding the issuance of shares that you describe as “free trading” or “non-restricted.” See, e.g., the transactions occurring on January 28, 2013 and February 6, 2013. Please tell us how you determined that these transactions did not entail the issuance of “restricted securities,” as defined in Rule 144 under the Securities Act of 1933, as amended.

Response: In reference to the above transactions the shares were issued as restricted with legend. The shares were sold in accordance with Rule 144. The buyers presented independent legal opinions to remove the legend on the shares in accordance with Rule 144.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Controls and Procedures, page 55

9. We read your response to comment 8 and note your revised disclosure. Please note two separate conclusions are required in a Form 10-K filing: (1) disclosure controls and procedures; and (2) internal control over financial reporting. Refer to Items 307 and 308 of Regulation S-K. Please amend your filing to provide a separate statement as to whether or not your internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K.

Response:
We deemed that the internal control for the Company as of 6.30.12 is not effective.

Directors, Executive Officers and Corporate Governance, page 56
10. Please revise your disclosure to eliminate any references that Mr. Vuozzo is a Director. In this regard, we note your disclosure on page 57 that “Mr. Vuozzo continues to act in the capacity of Chief Technical Officer and Director.”

Response:  This was an oversight in review of the final filing.  The words “and Director” will be deleted from the last sentence.

Mark Vuozzo, Chief Technical Officer was the founder and CEO of MV Technical Sales, LLC a privately held company that serviced the Semiconductor Automated Test industry. Mr. Vuozzo grew the company to span across USA, Asia and Europe with sales in excess of 25 million. In 2006, Mr. Vuozzo sold his interest in MV Technical Sales, LLC. In 2007, Mr. Vuozzo joined Steven Conboy to manage SC Bluwood, Inc., and Framers Choice, Inc. Mr. Vuozzo acted in the capacity of General Manager and Director of both organizations. In 2009, Mr. Vuozzo joined Ecoblu Products, Inc., as a General Manager and Corporate Secretary. Mr. Vuozzo continues to act in the capacity of Chief Technical Officer.

Signatures
11. We note your response to comment 10 in our letter dated May 16, 2013. In future filings, pursuant to General Instruction D(2)(a) of Form 10-K, please identify the signature of the person who is serving in the role of the principal accounting officer.

Response:  Steve Conboy is serving in the role as principal accounting officer and this title was added to the signature tag line.  In all future filings we will insure to comply with the above request.

Form 10-Q/A for the Quarterly Period Ended September 30, 2012 filed on June 19, 2013
General
12. Refer to your response letter dated April 22, 2013 where you state in response to comment 11 you will present the Statement of Comprehensive Income as of September 30, 2012 in the restated Form 10-Q as of September 30, 2012. Please advise why you did not present this statement, or revise.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Response:
We deemed that the Statement of Comprehensive Income does not apply to the Company as it does not have currency translation adjustment and unrealized gain or loss or any components for the Comprehensive Income.

Registration Statement on Form S-8 Filed June 15, 2012 (Reg. No. 333-182135) and
Registration Statement on Form S-8 Filed February 3, 2012 (Reg. No. 333-179375)

13. We note your response to comment 15 in our letter dated May 16, 2013 and your disclosure on page 12 of the Equity Compensation Plan of your Annual Report on Form 10-K that no shares remain available for issuance under the February 3, 2012 stock plan, and that 8,000,000 shares remain available under the June 15, 2012 stock plan. This suggests that up to 12,000,000 shares were sold pursuant to these two registration statements. However, we note your response to comment 21 in our letter dated March 27, 2013 that approximately 14,000,000 shares had been sold under these employee stock option plans. Please clarify whether 12,000,000 or 14,000,000 shares were sold.

Response:  The information stated in our filing on page 12 of the form 10-K was correct that 8,000,000 shares remained and a total of 12,000,000 shares were sold.  Our response to comment 21 on our letter dated March 27, 2013 indicated that a total amount of stock issued under the effective plans was 14,496,397.  This was in error as the issuance on April 2, 2012 for 833,333 shares and the issuance on April 5, 2012 for 833,333 shares indeed were miss categorized and were the result of a debt conversion and not an S8 issuance. Please note that the issuance on January 10, 2012 for 829,731 shares was the remaining balance of an effective S8 Registration filed on January 15, 2010.

14. We note your disclosure on page 61 in your Annual Report on Form 10-K that under the 2012 Employee and Consultant Stock Plan adopted on June 14, 2012, 7,000,000 shares remain available. However, we note your disclosure on page 12 that under the 2012 Employee and Consultant Stock Plan adopted on June 15, 2012, 8,000,000 shares remain available. Please clarify if the disclosures relate to the same Employee and Consultant Stock Plan and if so, revise your disclosure to ensure consistency throughout your filing.

Response:  The statement filed on page 61 of our form 10-K is not correct.  The plan adoption date should be revised to June 15, 2012 and that remaining shares should be changed to reflect 8,000,000 shares remain.  The updated disclosure should be written as follows;

Equity Compensation Plan Information
The Eco Building Products, Inc. 2012 Employee and Consultant Stock Plan was adopted by majority vote of the Board of Directors on June 15, 2012. The plan authorizes 10, 000,000 shares to be issued under the plan. As of June 30, 2012 a total of 8,000,000 shares remain available for issuance under the plan.

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Sincerely,

/s/ Steve Conboy

Steve Conboy
CEO & President